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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
                                                                                                    Expires:
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER

(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                ------333-24489----------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER

                                                                                     61910DEP3 61910DEU2 61910DEV0 61910DEW8
                                                                                     61910DEQ1 61910DEY4 61910DFA5 61910DFC1
                                                                                     61910DES7 61910DFE7 61910DFG2 61910DER9
                                                                                     61910DET5



     For Period Ended: ___December 31, 1998_____________

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Mortgage Capital Funding, Inc. (in respect of its Multifamily/Commercial Mortgage Pass-Through Certificates,
Series 1998-MC2)
____________________________________________________________________________________________________________________________________
Full Name of Registrant

_N/A______________________________________________________________________________________________________________________________
Former Name if Applicable

333 Park Avenue, 3rd Floor
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

New York, New York 10043
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

  |X|   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
  |_|   | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

         The Registrant's Report on Form 10-K for fiscal year ended December 31, 1998 with respect to its
Commercial Mortgage Pass-Through Certificates, Series 1998-MC2 (the "Certificates") could not be filed within the prescribed time period.  Pursuant to the Pooling and Servicing Agreement dated as of June 1, 1998 (the "Pooling
Agreement") pursuant to which the Certificates were issued, State Street Bank and Trust Company, as trustee (in such capacity, the "Trustee") and on behalf of the Registrant, is to file a modified Form 10-K with respect to the Certificates and the Trust Fund formed under the Pooling Agreement containing certain information, including information relating to the servicers.  As of March 30, 1999, the Trustee has not received all of such information.  The Registrant believes that such missing information could have been obtained earlier without unreasonable effort or expense on the part of the Registrant or the Trustee. The Registrant intends to file the
Form 10-K on or before the 15th calendar day following the prescribed due date.


                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Amelia M. Charamba, Esq.                                     (617)                              951-2062
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No

    --------------------------------------------------------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |_| Yes  |X| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.



====================================================================================================================================


                                           Mortgage Capital Funding Inc. (in respect of its Multifamily/Commercial
                                           Mortgage Pass-Through Certifications,Series 1998-MC2)
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 1999                                                             By:State Street Bank and Trust Company, solely in
                                                                                its capacity as trustee for Mortgage Capital Funding
                                                                                Inc.'s Multifamily/Commercial Mortgage Pass-Through
                                                                                Certificates, Series 1998-MC2 and not individually
                                                                                By:/s/  David Shepherd
                                                                                David Shepherd, Assistant Secretary



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